UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 17, 2022

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

86-2564823

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

West School is a 299 kW (DC) solar power plant to be located on the roof 769 Ponus Ridge Road in New Canaan, CT that will be connected to the Eversource electricity distribution grid ("Project"). The Project's offtaker is the city of New Canaan which signed a 20-year PPA with a fixed rate. The Project will also sell the ZRECs generated to the local distribution company.

Energea acquired the Project from Plankton Energy LLC ("Plankton"), the original developer. The Project has hired Plankton to do the construction management of system and to provide the posterior operations and maintenance ("O&M") services. Centurion Solar Energy LLC ("Centurion") was hired to do Engineering, Procurement and Construction ("EPC") of the Project.

The total cost of the project is USD $500,000 and it is projected an 7.44% IRR.

Key Information

General Info

Project Owner	Energea Portfolio 4 LLC
Project Location	West School, CT USA
Technology	Rooftop Solar
System Size (AC/DC)	249 kW/ 299 kWp
Estimated Year 1 Production	348 MWh
Coordinates	41.139567° N 73.525117 ° W
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Phytoplankton Ponus Ridge Solar LLC
Offtaker	New Canaan Public Schools
EPC Contractor	Centurion Solar Energy LLC
O&M Contractor	Plankton Energy LLC
Roof Owner	Town of New Canaan

Uses of Capital and Project Economics

Project Acquisition Costs	$10,050
Project Hard Costs	$408,945
Project Soft Costs	$10,671
Developer Fee	$65,155
Total Equity	$500,000
Tax Equity	$170.000
Sponsor Equity	$330.000
Project IRR ($)	7.44%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on October 22, 2020, Plankton being the sole member of the company. Energea Portfolio 4 USA LLC ("Energea") and Plankton signed, a Membership Interest Purchase Agreement on March 30, 2021 to purchase and transfer all the limited liability interests of the SPE to Energea.

Additionally, the SPE contracted Plankton through a Construction Management Agreement (DCMA) to provide services for the Project.

Table 1 - SPE General Information

SPE	Phytoplankton Ponus Ridge Solar LLC
Registered Office	16192 Coastal Highway, Lewes Delaware 19958, County of Sussex
State File Number	3947899
FEIN	85-4121206

Roof

The 360 Waltham Associates, LLC ("Roof Owner") owns the site for the project. The SPE entered into a Site Lease Agreement with the Roof Owner to secure approximately 95,903 sq foot of the site to the project for a 20-year term on April 30th, 2021.

The roof is warrantied by Firestone - Red Shield for a 20-year period, starting on September 1st, 2017.

Design

The Project will employ 758 x 395 Wp solar modules manufactured by Trina Solar, a Tier 1 solar manufacturer based in China. The plant will also use 2 x 100 kW SE100KUS and 1 x 40 kW SE20KUS inverters manufactured by Solar Edge.

Regarding Energy Production, the Project is estimated to produce 348.3 MWh/year with a Specific Production of 1,163 kWh/kWp.year. The AC Capacity Factor and Performance Ratio are, respectively, 16.6%. and 81.8%.

On the roof structure, Arc Design provided an inspection and review of the roof construction to verify if the existing roof can support the Solar System. The report concludes that the existing joist members, as installed, meet the required IBC 2018 loading requirements with sufficient capacity to carry the additional dead loads as imposed by the proposed solar array. The roof is suitable for a solar load of 8-psf installed.

Interconnection

The Interconnection for the project is secured through an Interconnection Service Agreement signed on May 2, 2021, between Connecticut Light and Power, d/b/a Eversource Energy ("Utility Company") and the Offtaker.

Offtaker

The Offtaker is the New Canaan Public Schools. Moody's has given an Aaa (Stable) Tax Backed Credit Rating for the Offtaker.

Additionally, the project will sell the generated ZRECs to the Utility Company, as established on the Standard Contract for The Purchase and Sale of Connecticut Class I Renewable Energy Credits ("Incentive Contract"), signed on November 26, 2018 between the Offtaker and the Utility Company. The Incentive Contract was assigned to the SPE on January 14th, 2021.

Table 2 - PPA Main Terms

Contract Type	PPA + Incentive Program
Revenue Contract Term	20 years
Contracted Rate	Fixed Rate
PPA Rate	$ 0.0385 /kWh
Incentive Program Rate	$ 0.0950 /kWh

EPC

Centurion Solar Energy LLC ("Centurion") has been selected as the EPC partner for the Project. Centurion will be responsible for Installation, Balance of System and string wiring as established by the Solar Photovoltaic (PV) System Construction Agreement signed on December 4th, 2020, for a fixed-price of $209,431.38. The Major Equipment were purchase separately by the SPE.

In addition to the manufacturers' warranty, Centurion will provide a warranty for all services for the first 5 years following completion of the works.

O&M

Plankton has been selected as the O&M partner for the Project. The terms and conditions of the O&M contract are being negotiated and the agreement will be dully signed prior to the project's COD.

Financial Analysis

The nominal pre-tax IRR of West School's sponsor equity investors is projected to be 7.44%, with an estimated payback of 9 years and 10 months and 1 day from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

The project financials are modeled with a tax equity partnership flip structure. The portfolio has executed a term sheet with a tax equity investor resulting in a tax equity investment the of approximately $170,000 USD in exchange for 99% of the Investment Tax Credit. The proposed pre-flip preferential return to the tax equity investor is set at 3.00% per year, with 99% of the allocated depreciation. For the partnership flip, the date of the flip is defined as July 2026, 5 years from the anticipated COD date of the project, with a fair-market-value buyout price, set as a bullet payment, calculated at an 8% discount rate.

The contracted PPA with West School is a take-or-pay contract where the customer pays the project based on the amount of electricity metered at the project regardless of how much is delivered or used by the offtaker. The main aspects of the PPA are defined below on Table 4. Additionally, the project is also incentivized by the state of Connecticut through the creation of Zero-Emission Renewable Energy Credits ("ZREC") per kWh produced. These ZREC's are commercialized quarterly with the utility company, at an initial rate of $0.095 USD / kWh generated, for the starting 180 months from COD, and $0.015 USD / kWh for the last remaining 60 months.

Operating Expenses

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on Table 6. CPI readjustments assume a 2% year-to-year rate.

Table 6 - Operating Expenses Assumptions

Operations & Maintenance	$8.00 / kWp / year	Fixed 2.00% y/y
Insurance (GL & Property)	$1,819 / year	No Readjustment
Banking Fees	$100 / month	CPI

CAPEX

CAPEX assumptions are set as seen on table 7 below. All items are assumed to be depreciable under State and Federal Level.

Table 7 - Capital Expenditures Assumptions

Acquisition Costs	$10,050.00	$0.0336/Wp

Hard Costs	$408,945.22	$1.3659/Wp
Solar Modules	$111,024.60	$0.3708/Wp
Solar Inverters	$41,889.26	$0.1399/Wp
Racking & Trackers	$37,747.36	$0.1261/Wp
Engineering Drawings	$8,197.00	$0.0274/Wp
Site Works	$83,834.80	$0.2800/Wp
Electrical Work	$83,834.80	$0.2800/Wp
Mechanical Work	$41,917.40	$0.1400/Wp
Interconnection	$500.00	$0.0017/Wp

Soft Costs	$10,670.50	$0.0356/Wp
Additional Consulting Services	$9,920.50	$0.0331/Wp
Preliminary Engineering	$750.00	$0.0025/Wp

Developer Fees	$70,334.28	$0.2349/Wp
Liquidated Damages	($5,179.11)	($0.0173/Wp)

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	$494,820.50	$1.6527/Wp

Lastly, the project depreciation is split under two different schedules, one for State level, which follows a Placed in Service (PIS) Half Year convention, and is done under 5 years, as seen on Table 8 below, and the other for Federal level, that is accelerated under MACRS.

Table 8 - Depreciation Schedules

Year	State	Federal
1	20.00%	100.00%
2	32.00%	0.00%
3	19.20%	0.00%
4	11.52%	0.00%
5	11.52%	0.00%
6	5.76%	0.00%

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

1.     Phytoplankton Ponus Ridge Solar LLC Operating Agreement;

2.     Solar PPA between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools;

3.     Solar Photovoltaic (PV) System Construction Agreement between Target and Centurion Solar Energy LLC;

4.     O&M Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC;

5.     Standard Contract for the Purchase and Sale of Connecticut Class I Renewable Energy Credits, between The Connecticut Light and Power Company dba Eversource Energy and Town of New Canaan Public Schools.

All contracts submitted are duly signed. There was no major red flag in the contracts/documents.

Contract Summary

Table 9 - SPE Operating Agreement Summary

Contract	Operating Agreement of Phytoplankton Ponus Ridge Solar LLC
Date	October 22, 2020
Place of Incorporation	Delaware
Owner	Energea Portfolio 4 LLC, a Delaware limited liability company
Management	Energea Portfolio 4 LLC has all rights and powers that are conferred by law

Table 10 - Solar Power Purchase Agreement Summary

Contract	Solar Power Purchase Agreement
Date	December 2, 2020
Parties	Phytoplankton Ponus Ridge Solar LLC - as provider New Canaan Public Schools - as host
Term	20 years from the Commercial Operation Date
Object

Host will purchase energy (100%) and solar services from provider for delivery at the Site (769 Ponus Ridge Road).

Host will sell all of the energy generated by the system during the term and provide all services to the system necessary for the proper and efficient operation of the system during the term.

Price	$0.0385 per kWh, escalated at 0% each contract year
Taxes

Provider is responsible for all sales, use, excise, ad valorem, transfer, property and other similar taxes due to its ownership of the system

Host is a tax-exempt entity and the sale of energy to the host is not subject to sales and use tax.

Options upon expiration of term

(i)      Host shall have the option to renew the term of the agreement for 1 additional 5-year period, upon prior written notice to provider at least 180 days prior to the expiration date.

(ii)     After the expiry of the 6th, 10th and 15th contract years and upon at least 90 days written notice to the provider and lender, host may purchase the system and environmental attributes from provider for a purchase price equal to the fair market value of the system or the applicable termination value, whichever is greater.

Critical Milestones	Milestone to be achieved by provider	Deadline	Status
	Confirmation that renewable energy credits from Class I generation projects that emit no polluants have been awarded to the system	N/A	Request confirmation.
	File interconnection application	December 16, 2020	Ok (status: contingent approval)
	File complete application for all required local approvals	7 days following receipt of conditional interconnection approval from the utility	TBD
	Receipt of all permits necessary to construct the system	With adequate time to meet the deadline for the COD	Ok
	Demonstration of the financial capability, reasonably acceptable to the host, to proceed with the development, construction and operation of the system	No later than February 26, 2021
	Submission of an application for any necessary municipal building permits	Within 15 days following approval by the local zoning authority for the performance by the host of its obligations

Delivery to the system site of all construction material that require overhead hoisting + hoisting and placement of such materials to the roof of the system site and removal of any lulls or other overhead lifting equipment

By the end of March 9, 2021
	Achievement of COD	The earlier of (i) June 8 2021 or (ii) the date on which all requirements of 3.4(a) have occurred
Failure to achieve COD	Delay liquidated damages of $1,500 per month for the period between the required COD and the actual COD
Insurance

Provider shall maintain, commercial general liability insurance, including products and completed operations and personal injury insurance, as well as automobile insurance in a minimum amount of 1 million dollars per occurrence and 2 million dollars in the aggregate.

Provider shall obtain or cause its contractors to obtain and maintain builder's risk insurance during the construction and installation of the system in commercially reasonable amounts, not to exceed $600,00

Provider shall cause to be provided and maintained "all-risk" property insurance covering the system during all periods that provider is the beneficial owner of such system.

Termination

By provider, upon written notice:

(i) of the occurence of an unstayed order of a court or administrative agency having the effect of subjecting the sales of Energy to federal or state regulation of prices and/or service provided the Provider sends written notice within 30 days of the issuance or occurrence of such order; and

(ii) if the elimination or alteration of one or more Environmental Financial

Incentives or other change in law results in a material adverse economic impact on Provider, provided the Provider sends written notice of its intent to terminate within 30 days of the effective date of such elimination, alteration or change in law and includes a detailed written explanation identifying the change and the resulting adverse economic impact and supporting data and calculations. This termination shall not be deemed a default by Host so long as Provider removes the System as required and otherwise complies with obligations that survive termination of the Agreement. Upon the receipt of Provider's notice of its intent to terminate, Host shall have the option to purchase the System and Environmental Attributes from the Provider for a purchase price equal to the Fair Market Value of the System (provided that the appraiser determining Fair Market Value shall consider and select the higher value of both (i) the value of the System in situ, taking into account the new condition that is the basis for Provider's termination, and (ii) the value of the System removed from the System Site, less the costs of removal). If Host does not exercise its Option within 30 days, the Agreement shall be terminated except for obligations which survive termination.

By host:

(i) Host has the right, in his sole and absolute discretion, to terminate the PPA upon written notice to provider of the occurrence of an unstayed order of a court or administrative agency having the effect of requiring the host to remove or substantially remove the System from the Site for any reason.

(ii) Host shall have the right, in host's sole and absolute discretion, to terminate the PPA upon written notice to provider if provider fails to achieve COD by the date that is one (1) months following the Required COD.

Table 9 - Solar Photovoltaic System Construction Agreement Summary

Contract	Solar Photovoltaic (PV) System Construction Agreement
Date	December 4, 2020
Parties	Phytoplankton Ponus Ridge Solar LLC - as developer Centurion Solar Energy LLC - as contractor
Object	Contractor will provide labor, services, materials and/or equipment
Price

$ 209,587 ($0.70 per watt DC) - contractor's pricing is based on this being an open-shop project and if prevailing wage is needed by the developer for the project for any reason, then the developer and contractor shall enter into a change order to increase the contract price

Payment	Exhibit D - payment schedule: 10% - mobilization 30% - racking installed 20% - modules wires 20% - inverters installed, wired & monitoring installed 10% - substantial completion 10% - final completion
Termination	Developer may terminate at any time upon written notice without just cause.
Assignment	Contractor may not assign without the prior written consent of developer. Developer may assign the contract without consent of contractor upon proper notice.
Governing Law	NY

Table 11 - O&M Agreement Summary

Contract	O&M Agreement
Date	December 11, 2020
Parties	Phytoplankton Ponus Ridge Solar LLC - as client Plankton Asset Management LLC
Term	5 years - starting on the date the system reaches Commercial Operations (commencement date)
Object	Operation and maintenance services for the solar PV installation at West Elementary School (located at 769 Ponus Ridge Rd., New Cannan, CT 06840).
Termination	Either party can cancel the Agreement on 90 days prior written notice to the other.
Price

Annual payment by Client of $8.00 multiplied by the nameplate size of the system in Kilowatts DC.

Payment annually, with the first such annual payment due on the commencement date and with each subsequent payment due thereafter throughout the term in advance in each anniversary of the commencement date.

Adjustment	The price will increase 2% per year during the term.
Late Payment	After 30 days delay, 1% interest per month on the unpaid amount
Liability of Plankton	Shall not exceed an amount equal to the price paid (or to be paid) by client during such calendar year. Client will bear all risk of loss with respect to the system.
Governing law	NY
Schedules	Schedule A - Operations and Management; Operations and Maintenance - Mechanical Inspection; Operations and Maintenance - Electrical Inspection.

Documentation Checklist

Table 12 - Documentation Checklist

SPE	Opening Agreement	X
	FEIN	X
	Formation Documents	X
	MIPA	X
Roof	Roof Photos	X
Warranty
	Validation Letter	X
	Roof Lease	X
Design and Application	Energy Resource Study	X
	Preliminary Engineering	X
Interconnection	Interconnection Application	X
	Interconnection Agreement	X
	Permission to Energize	X
Permit	Installation Permit	X
	Electrical Permit	X
Offtaker	Offtaker Credit Analysis	X
	Incentive Program	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Purchase Order	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
O&M	O&M Agreement	X
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the West School Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date March 8, 2022

Exhibit I

Balance Sheet, Income Statement, Cash Flow Statement

ENERGEA PORTFOLIO 4 USA LLC - PHYTOPLANKTON PONUS RIDGE, LLC PROJECT
CONSOLIDATED BALANCE SHEETS

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets
Current assets:
Cash and cash equivalents	$ 1,809	$ 550	$ 541	$ 531	$ 521	$ 511	$ 501	$ 491	$ 481	$ 471
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	1,809	550	541	531	521	511	501	491	481	471
Property and equipment	494,821	494,821	494,821	494,821	494,821	494,821	494,821	494,821	494,821	494,821
Depreciation	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)	(430,494)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	$ 66,136	$ 64,877	$ 64,867	$ 64,858	$ 64,848	$ 64,838	$ 64,828	$ 64,818	$ 64,808	$ 64,797

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	100	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	100	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000
Retained earnings	(433,964)	(435,123)	(435,133)	(435,142)	(435,152)	(435,162)	(435,172)	(435,182)	(435,192)	(435,203)
Total stockholders' equity	66,036	64,877	64,867	64,858	64,848	64,838	64,828	64,818	64,808	64,797
Total liabilities and stockholders' equity	$ 66,136	$ 64,877	$ 64,867	$ 64,858	$ 64,848	$ 64,838	$ 64,828	$ 64,818	$ 64,808	$ 64,797

ENERGEA PORTFOLIO 4 USA LLC - PHYTOPLANKTON PONUS RIDGE, LLC PROJECT
CONSOLIDATED STATEMENTS OF INCOME

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	$ 3,686	$ 45,479	$ 46,308	$ 46,077	$ 45,847	$ 45,618	$ 45,391	$ 45,164	$ 44,939	$ 44,715
Costs and expenses:
Operations and maintenance	0	2,443	2,492	2,542	2,593	2,644	2,697	2,751	2,806	2,862
Insurance	152	1,837	1,874	1,911	1,950	1,989	2,028	2,069	2,110	2,153
Banking fees	110	1,212	1,236	1,261	1,286	1,312	1,338	1,365	1,392	1,420
Total costs and expenses	262	5,492	5,602	5,714	5,828	5,945	6,064	6,185	6,309	6,435
Income from operations	3,424	39,987	40,706	40,363	40,018	39,673	39,327	38,979	38,630	38,280
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(430,494)	0	0	0	0	0	0	0	0	0
Income before provision for income taxes	(427,069)	39,987	40,706	40,363	40,018	39,673	39,327	38,979	38,630	38,280
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	$ (427,069)	$ 39,987	$ 40,706	$ 40,363	$ 40,018	$ 39,673	$ 39,327	$ 38,979	$ 38,630	$ 38,280

ENERGEA PORTFOLIO 4 USA LLC - PHYTOPLANKTON PONUS RIDGE, LLC PROJECT
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Cash flows from operating activities
Net income	$ (427,069)	$ 39,987	$ 40,706	$ 40,363	$ 40,018	$ 39,673	$ 39,327	$ 38,979	$ 38,630	$ 38,280
Adjustments in net income:
Depreciation and amortization	430,494	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	3,424	39,987	40,706	40,363	40,018	39,673	39,327	38,979	38,630	38,280
Cash flows from investing activities
Purchases of property and equipment, net	(494,821)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(494,821)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	100	(100)	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	500,000	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(6,895)	(41,146)	(40,715)	(40,372)	(40,028)	(39,683)	(39,337)	(38,989)	(38,640)	(38,290)
Net cash used in financing activities	493,205	(41,246)	(40,715)	(40,372)	(40,028)	(39,683)	(39,337)	(38,989)	(38,640)	(38,290)

Net increase (decrease) in cash	1,809	(1,259)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Cash at beginning of the period	0	1,809	550	541	531	521	511	501	491	481
Cash at end of the period	$ 1,809	$ 550	$ 541	$ 531	$ 521	$ 511	$ 501	$ 491	$ 481	$ 471